Exhibit 12.1

Senior Housing Properties Trust

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Three Months Ended March 31,	Year Ended December 31,
	2015	2014	2013	2012	2011	2010
Earnings:
Pre-tax income from continuing operations before equity in earnings of an investee	$40,068	$162,141	$183,997	$131,882	$148,128	$116,373
Fixed charges	35,942	135,114	117,819	117,240	98,262	80,017
Adjusted earnings	$76,010	$297,255	$301,816	$249,122	$246,390	$196,390

Fixed charges:
Interest expense	$35,942	$135,114	$117,819	$117,240	$98,262	$80,017
Ratio of earnings to fixed charges	2.1x	2.2x	2.6x	2.1x	2.5x	2.5x